RIO NARCEA GOLD MINES, LTD.

C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

January 19, 2006

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA ANNOUNCES ADDITION TO
SENIOR MANAGEMENT TEAM

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is pleased to announce the appointment of Dr. Carl Hering to the position of Senior Vice President, Exploration and Business Development, effective February 1, 2006.

Dr. Hering, a geologist, brings with him more than 25 years of diversified technical and managerial experience in mineral exploration and corporate development. His experience includes all aspects of exploration and corporate development from project generation to managing advanced projects, negotiations, acquisition evaluation, mine and corporate valuation, strategic planning and new program design and implementation in the United States, Latin America and the Asia-Pacific region.

Between 1978 and 1997, Dr. Hering worked in senior exploration positions with increasing responsibilities for Noranda Exploration and Placer Dome Inc., culminating with his role in coordinating technical evaluations for major acquisition opportunities worldwide for Placer Dome Inc., Corporate Development. From 1997 to 1999 he was Vice President Corporate Acquisitions for Bema Gold Corporation. During the past six years Dr. Hering has been an independent geologic consultant, specializing in exploration and evaluation work for various US- and Canadian-based companies. Thus far in his career, Dr. Hering has been instrumental in the discovery of two major deposits in Latin America, each with more than 3 million ounces of gold.

Commenting on Dr Hering's appointment, Chris von Christierson, Chief Executive Officer of Rio Narcea said "It gives me great pleasure to welcome Carl to the team. His appointment coincides with the Company's renewed commitment pursue new business opportunities and to the exploration on our extensive and prospective land holdings on the Iberian Peninsula and in Mauritania. His experience and track record will certainly reinforce our quest for growth and shareholder value".

For further information please contact:

Chris von Christierson
Chief Executive Officer
Tel: + (44) 207 629 2252
Fax: + (44) 207 629 1922
E-Mail: cvc@sprospecting.com
Web Site: www.rionarcea.com

Steve Dawson
Manager, Investor Relations
Tel: (416) 956 7470
Fax: (416) 956 7471
E-Mail: steve.dawson@rngm.com
Web Site: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.